July 22, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attn:	Ms. Amanda Ravitz Assistant Director

Re:	Transgenomic, Inc. Form 10-K for the fiscal year ended December 31, 2014 Filed April 15, 2015 File No. 001-36439

Dear Ms. Ravitz:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Paul Kinnon, Chief Executive Officer of Transgenomic, Inc. (the “Company”), in the letter dated July 14, 2015 (the “Comment Letter”) regarding the above-referenced Annual Report on Form 10-K for the year ended December 31, 2014 filed with the Commission on April 15, 2015.

Set forth below is the Staff’s comment (in italics) and the Company’s response thereto.

Directors, Executive Officers and Corporate Governance, page 68

1.	We note that Mr. Kinnon served as an executive officer of a ZyGem Corp., a business association against which a petition in bankruptcy appears to have been filed in 2013. Please tell us how you concluded not to provide relevant disclosure under Item 401(f)(1) of Regulation S-K regarding that bankruptcy filing.

The Company respectfully advises the Staff that it did not disclose the petition in bankruptcy filed against ZyGEM Corp. (“ZyGEM”) in 2013 because the Company does not believe that disclosure is required pursuant to Item 401(f)(1) of Regulation S-K (“Item 401(f)(1)”). Item 401(f)(1) requires disclosure of the events identified in Item 401(f)(1) only to the extent that they are “material to an evaluation of the ability or integrity of” the director and/or executive officer of the issuer. The Company advises the Staff that the Company evaluated in detail the filing of the petition in bankruptcy against ZyGEM in 2013, in light of Mr. Kinnon’s prior position as an executive officer of ZyGEM. After full consideration of the facts relating to the petition in bankruptcy that was filed against ZyGEM, the Company determined that the petition in bankruptcy was not material to an evaluation of Mr. Kinnon’s ability and integrity to serve as an executive officer and director of the Company. As a preliminary matter, Mr. Kinnon was not serving as an executive officer of ZyGEM at the time of the filing of the petition in bankruptcy and had not served as an executive officer of ZyGEM for over 12 months prior to the filing of the petition in bankruptcy. More importantly, the Company evaluated Mr. Kinnon’s past experience in the life science industry as a whole and determined that Mr. Kinnon’s ability and integrity to serve as an executive officer and director of the Company is firmly established by Mr. Kinnon’s more than 20 years of global leadership experience in the life science industry and his past executive management roles at both life science and diagnostics companies.

Transgenomic, Inc.	Transgenomic, Inc.	Transgenomic, Inc.	Transgenomic Limited*
12325 Emmet Street	5 Science Park	2032 Concourse Drive	40 Watt Road, Hillington Park
Omaha, NE, 68164, USA	New Haven, CT 06511, USA	San Jose, CA 95131, USA	Glasgow G52 4RY, UK
Tel: (402) 452-5400	Tel: (877) 274-9432	Tel: (408) 432-3230	Tel: (44) 141 892 8800
Fax: (402) 452-5401	Fax: (855) 263-8668	Fax: (408) 894-0405	Fax: (44) 141 883 5967

*Registered in England and Wales. Registered Office: DWF LLP, 1 Scott Place, 2 Hardman Street, Manchester M3 3AA. Registration No. 03257373

For the foregoing reasons, the Company respectfully advises the Staff that it does not believe that disclosure of the filing of the petition in bankruptcy against ZyGEM is required pursuant to Item 401(f)(1).

*********

In connection with the Company’s responses to the comments of the Staff set forth herein, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further comments or need additional information with respect to the matters addressed in this letter.

Sincerely,

By:	/s/ Robert M. Patzig
Name:	Robert M. Patzig
Title:	Chairperson of the Board

cc:	Paul Kinnon, President & Chief Executive Officer, Transgenomic, Inc.
Leon Richards, Chief Accounting Officer, Transgenomic, Inc. Jeff Hartlin, Paul Hastings LLP